# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perpetuals.com Ltd, CIK 0001944399
CUSIP: 27030F202
Title of class of securities: American Depositary Shares, each representing 5 Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 5-7-11, Ueno, Taito-ku, Tokyo, Japan (M0), 110-0005
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002081874

## Reporting persons
- Strategic EP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,077,515; sole dispositive power 0; shared dispositive power 4,077,515; aggregate amount beneficially owned 4,077,515 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 3 to Statement on Schedule 13G (this ''Amendment No. 3''), such percentage is based on 40,570,692 ordinary shares, no par value per share, of the issuer (''Ordinary Shares'') outstanding as of September 18, 2026, as reported in the issuer's Annual Report on Form 20-F/A for the fiscal year ended April 30, 2026, filed with the U.S. Securities and Exchange Commission (the ''SEC'') on September 18, 2026 (the ''Form 20-F/A''). The amounts listed in rows 6, 8 and 9 represent Ordinary Shares, which are represented by American Depositary Shares of the issuer (''ADSs'') and such amounts and the percentage in row 11 are based on 766,440 ADSs directly held by the reporting person, representing 3,832,200 Ordinary Shares, and 49,063 ADSs, representing 245,315 Ordinary Shares, issuable upon exercise of pre-funded ADS purchase warrants directly held by the reporting person to purchase up to 80,020 ADSs, representing 400,100 Ordinary Shares (''Pre-Funded Warrants''), which exercise is subject to a 9.99% beneficial ownership limitation provision (a ''Blocker''). Each ADS represents five Ordinary Shares.
- Alexander Chase Deitch: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 4,077,515; sole dispositive power 0; shared dispositive power 4,077,515; aggregate amount beneficially owned 4,077,515 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 3, such percentage is based on 40,570,692 Ordinary Shares outstanding as of September 18, 2026, as reported in the Form 20-F/A. The amounts listed in rows 6, 8 and 9 represent Ordinary Shares, which are represented by ADSs and such amounts and the percentage in row 11 are based on 766,440 ADSs indirectly held by the reporting person, representing 3,832,200 Ordinary Shares, and 49,063 ADSs, representing 245,315 Ordinary Shares, issuable upon exercise of Pre-Funded Warrants indirectly held by the reporting person to purchase up to 80,020 ADSs, representing 400,100 Ordinary Shares, which exercise is subject to a Blocker. Each ADS represents five Ordinary Shares.

## Item 1. Issuer
Name of issuer: Perpetuals.com Ltd
Address of issuer's principal executive offices: 5-7-11, Ueno, Taito-ku, Tokyo, Japan 110-0005

## Item 2. Person Filing
Name of person filing:
(i) Strategic EP, LLC, a Delaware limited liability company ("Strategic"); and

(ii) Alexander Chase Deitch ("Mr. Deitch").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G filed by the Reporting Persons with the SEC on October 20, 2025, pursuant to which such Reporting Persons have agreed to file all amendments to the Schedule 13G, including Amendment No. 1 to the Schedule 13G, filed by the Reporting Persons with the SEC on May 14, 2026 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13G, filed by the Reporting Persons with the SEC on August 14, 2026 ("Amendment No. 2" and, together with Amendment No. 1, the "Amendments"), and this Amendment No. 3, jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 3 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 1050 Crowne Pointe Parkway, Suite 500, Atlanta, GA 30338.
Citizenship: Strategic is a limited liability company organized under the laws of the State of Delaware. Mr. Deitch is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Amendment No. 3 amends and supplements the Schedule 13G and the Amendments. The purpose of this Amendment No. 3 is to update the beneficial ownership information on the cover pages and in item 4 in the Schedule 13G and the Amendments. The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 3 and is incorporated herein by reference for each such Reporting Person. The share amounts and ownership percentages reported are based on 40,570,692 Ordinary Shares outstanding as of September 18, 2026, as reported in the Form 20-F/A.

Strategic holds (i) 766,440 ADSs, representing 3,832,200 Ordinary Shares, and (ii) Pre-Funded Warrants to purchase up to 80,020 ADSs, representing 400,100 Ordinary Shares, the exercise of which is subject to a Blocker. Strategic may exercise the Pre-Funded Warrants for up to an aggregate of 49,063 ADSs, representing 245,315 Ordinary Shares, as a result of the triggering of the Blocker in the Pre-Funded Warrants, which prohibits Strategic from exercising the Pre-Funded Warrants for Ordinary Shares if, as a result of such exercise, the holder thereof, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of Ordinary Shares then issued and outstanding immediately after giving effect to any such exercise.

Consequently, Strategic is the beneficial owner of 4,077,515 Ordinary Shares (the "Shares"). Strategic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Mr. Deitch. Mr. Deitch does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Deitch may be deemed to beneficially own the Shares which are beneficially owned by Strategic.
Percent of class:
(A) Strategic: 9.99 %

(B) Mr. Deitch: 9.99 %
Sole power to vote or to direct the vote:
(A) Strategic: 0.00

(B) Mr. Deitch: 0.00
Shared power to vote or to direct the vote:
(A) Strategic: 4,077,515.00

(B) Mr. Deitch: 4,077,515.00
Sole power to dispose or to direct the disposition:
(A) Strategic: 0.00

(B) Mr. Deitch: 0.00
Shared power to dispose or to direct the disposition:
(A) Strategic: 4,077,515.00

(B) Mr. Deitch: 4,077,515.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Strategic EP, LLC: /s/ Alexander Chase Deitch, Alexander Chase Deitch, Manager (11/13/2026)
- Alexander Chase Deitch: /s/ Alexander Chase Deitch, Alexander Chase Deitch (11/13/2026)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated October 20, 2025 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on October 20, 2025)